UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CORPORATE OFFICE PROPERTIES TRUST

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.50% Exchangeable Senior Notes due 2026 of Corporate Office Properties, L.P.

(Guaranteed on a senior unsecured basis by Corporate Office Properties Trust)

(Title of Class of Securities)

22003BAA4

(CUSIP Number of Class of Securities)

Randall M. Griffin

Chief Executive Officer

Corporate Office Properties Trust

6711 Columbia Gateway Drive, Suite 300

Columbia, MD 21046

(443) 285-5400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Justin W. Chairman, Esq.

Morgan, Lewis, & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$162,500,000	$18,866.25

*      Estimated for purposes of calculating the filing fee only. The purchase price of the 3.50% Exchangeable Senior Notes due 2026 of Corporate Office Properties, L.P. (the “Notes”), which are guaranteed by Corporate Office Properties Trust, is equal to 100% of the principal amount of those Notes, excluding accrued and unpaid interest and certain other amounts, if any.  As of August 16, 2011, the aggregate principal amount of Notes outstanding was $162,500,000, resulting in an aggregate maximum purchase price of $162,500,000, excluding accrued and unpaid interest and certain other amounts, if any.

**   The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.10 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,866.25
Form or Registration No.:	SC TO-I — 005-51779
Filing party:	Corporate Office Properties Trust
Date filed:	August 16, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

INTRODUCTORY STATEMENT

On August 16, 2011, as required by, pursuant to the terms of and subject to the conditions set forth in the indenture, dated as of September 18, 2006 (the “Indenture”), among Corporate Office Properties, L.P., as Issuer (the “Company”), Corporate Office Properties Trust, as Guarantor (the “Guarantor”), and Wells Fargo Bank, National Association, as trustee and paying agent (the “Trustee” or “Paying Agent”), for the Company’s 3.50% Exchangeable Senior Notes due 2026 (the “Notes”), the Guarantor filed a Tender Offer Statement on Schedule TO (“Schedule TO”) with respect to the right of each holder (the “Holder”) of the Notes to sell, and the obligation of the Company to repurchase, the Notes as set forth in the Put Right Notice for the Notes, dated August 16, 2011 (the “Put Right Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).  The Schedule TO was amended on August 24, 2011.

This Amendment No. 2 to Schedule TO is being filed, as the final amendment to the Schedule TO, in order to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction

Pursuant to the terms of the Notes and the Indenture, the Company was obligated, at the option of each Holder, to repurchase all Notes validly surrendered for repurchase and not withdrawn prior to 5:00 p.m., New York City time, on September 14, 2011. The Company and the Guarantor were advised by the Paying Agent that Notes in an aggregate principal amount at maturity of $162,500,000 were validly surrendered and not withdrawn prior to such time. The Company has accepted for repurchase all such Notes. The repurchase price of the Notes surrendered pursuant to the Put Option was equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest thereon up to, but not including, the date of repurchase.  Accordingly, the aggregate repurchase price for all of the Notes validly tendered for repurchase pursuant to the Put Option was $162,500,000. The Company has delivered the aggregate purchase price for the accepted Notes to the Paying Agent for distribution to the Holders.  Following the Company’s repurchase of the Notes pursuant to the Put Option, no Notes remain outstanding.

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Item 12.  Exhibits.

(a)(1)(A)(i)*           Put Right Notice for 3.50% Exchangeable Senior Notes due 2026, dated August 16, 2011.

(a)(1)(A)(ii)*          Supplement to Put Right Notice for 3.50% Exchangeable Senior Notes due 2026, dated August 24, 2011.

(a)(1)(B)*               Form W-9.

(b)                                                                                 Credit Agreement, dated as of September 1, 2011, by and among Corporate Office Properties, L.P.; Corporate Office Properties Trust; J.P. Morgan Securities LLC; KeyBanc Capital Markets; KeyBank National Association; JPMorgan Chase Bank, N.A.; Bank of America, N.A.; Royal Bank of Canada; Wells Fargo Bank, National Association; Barclays Bank PLC; PNC Bank, National Association; Regions Bank; Manufacturers and Traders Trust Company; and SunTrust Bank, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K/A of Corporate Office Properties Trust, filed with the Securities and Exchange Commission on September 1, 2011.

(d)(1)*                    Indenture, dated as of September 18, 2006, among Corporate Office Properties, L.P., as Issuer, Corporate Office Properties Trust, as Guarantor, and Wells Fargo Bank, National Association, as trustee and paying agent, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

(d)(2)*                    3.50% Exchangeable Senior Note due 2026 of Corporate Office Properties, L.P., incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

(d)(3)*                    Registration Rights Agreement, dated September 18, 2006, among Corporate Office Properties, L.P., Corporate Office Properties Trust, Banc of America Securities LLC and J.P. Morgan Securities Inc., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

(d)(4)*                    Common Stock Delivery Agreement, dated September 18, 2006, among Corporate Office Properties, L.P. and Corporate Office Properties Trust, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

* Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

CORPORATE OFFICE PROPERTIES TRUST

By:	/s/ Randall M. Griffin
	Name:	Randall M. Griffin
	Title:	Chief Executive Officer
Date:	September 16, 2011

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INDEX TO EXHIBITS

Exhibit 99(a)(1)(A)(i)*	Put Right Notice for 3.50% Exchangeable Senior Notes due 2026, dated August 16, 2011.

Exhibit 99(a)(1)(A)(ii)*	Supplement to Put Right Notice for 3.50% Exchangeable Senior Notes due 2026, dated August 24, 2011.

Exhibit 99(a)(1)(B)*	Form W-9.

Exhibit 99(b)

Credit Agreement, dated as of September 1, 2011, by and among Corporate Office Properties, L.P.; Corporate Office Properties Trust; J.P. Morgan Securities LLC; KeyBanc Capital Markets; KeyBank National Association; JPMorgan Chase Bank, N.A.; Bank of America, N.A.; Royal Bank of Canada; Wells Fargo Bank, National Association; Barclays Bank PLC; PNC Bank, National Association; Regions Bank; Manufacturers and Traders Trust Company; and SunTrust Bank, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K/A of Corporate Office Properties Trust, filed with the Securities and Exchange Commission on September 1, 2011.

Exhibit 99(d)(1)*

Indenture, dated as of September 18, 2006, among Corporate Office Properties, L.P., as Issuer, Corporate Office Properties Trust, as Guarantor, and Wells Fargo Bank, National Association, as trustee and paying agent, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

Exhibit 99(d)(2)*

3.50% Exchangeable Senior Note due 2026 of Corporate Office Properties, L.P., incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

Exhibit 99(d)(3)*

Registration Rights Agreement, dated September 18, 2006, among Corporate Office Properties, L.P., Corporate Office Properties Trust, Banc of America Securities LLC and J.P. Morgan Securities Inc., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

Exhibit 99(d)(4)*

Common Stock Delivery Agreement, dated September 18, 2006, among Corporate Office Properties, L.P. and Corporate Office Properties Trust, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

* Previously filed.

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